UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 Form 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014

Commission file number 1-10853

BB&T Corporation 401(k) Savings Plan
(Full title of the plan)

BB&T Corporation
(Name of issuer of securities)

200 West Second Street, Winston-Salem, NC 27101
(Address of issuer's principal executive offices)

BB&T Corporation

401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2014 and 2013

BB&T Corporation 401(k) Savings Plan

Index

December 31, 2014 and 2013

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits for the years ended
December 31, 2014 and 2013	3

Notes to Financial Statements	4-13

Supplemental Schedule*

Schedule H, line 4(i) - Schedule of Assets (Held At End of Year) at December 31, 2014	14-26

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the

BB&T Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BB&T Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

 /s/ PricewaterhouseCoopers LLP

Greensboro, North Carolina

June 25, 2015

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BB&T Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013

Assets
Investments, at fair value
BB&T Corporation common stock	$614,015,012	$649,003,619
Mutual funds	1,960,808,410	1,741,585,414
Common/collective trust	23,614,911	16,258,668
Self-directed investments	102,279,386	90,621,623
Separately managed accounts	4,528,052	4,219,052
Cash and cash equivalents	3,176,085	3,670,881
Associate insured deposit account	171,744,219	174,295,695
Total investments, at fair value	2,880,166,075	2,679,654,952

Receivables:
Notes receivable from participants	51,294,155	49,894,797

Net assets available for benefits	$2,931,460,230	$2,729,549,749

The accompanying notes are an integral part of these financial statements.

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BB&T Corporation 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2014 and 2013

	2014	2013

Additions to (deductions from) net assets attributable to:
Investment income
Interest	$1,399,739	$1,900,605
Dividends	93,202,971	99,121,895
Net appreciation in fair value of investments	91,679,952	395,310,481
Net investment income	186,282,662	496,332,981

Interest on notes receivable from participants	2,095,426	1,990,097

Contributions
Employer	93,435,212	91,917,715
Employee	131,720,568	128,873,005
Rollovers	12,722,008	11,128,193
Total contributions	237,877,788	231,918,913
Total additions	426,255,876	730,241,991

Benefits paid to participants	(237,430,457)	(205,951,181)
Administrative expenses	(483,491)	(468,558)
Total deductions	(237,913,948)	(206,419,739)

Net increase prior to transfers from (to) other plans	188,341,928	523,822,252

Transfers from (to) other plans	13,568,553	(12,759,151)
Net increase	201,910,481	511,063,101

Net assets available for benefits
Beginning of year	2,729,549,749	2,218,486,648
End of year	$2,931,460,230	$2,729,549,749

The accompanying notes are an integral part of these financial statements.

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2014 and 2013

1.   Description of the BB&T Corporation 401(k) Savings Plan

The following description of the BB&T Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by BB&T Corporation (the “Corporation” or “Plan Sponsor”). The Plan, which was established effective July 1, 1982 and amended and restated as of January 1, 2013, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Board of Directors (“Board”) is responsible for oversight of the Plan, including the appropriateness of the Plan’s investment offerings, and monitoring of investment performance. In accordance with the Plan Document, certain of the Board’s responsibilities have been delegated to the Employee Benefits Plan Committee.

Eligibility for Participation

The Plan covers all employees of participating subsidiaries who meet age and service requirements. Employees are eligible to make salary reduction contributions immediately after employment with the Corporation and are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions

Participants can elect to contribute between 1 percent and 50 percent, in whole percentages, of their eligible earnings, as defined in the Plan document, on a pre-tax basis subject to certain Internal Revenue Code (“IRC”) limitations. The Plan also has a Roth feature that allows for after-tax contributions. The Corporation matches dollar-for-dollar up to 6 percent of compensation that a participant contributes to the Plan. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

Vesting

Participants are vested immediately in their contributions, employer matching contributions and actual earnings allocated to their account. Nonvested employer matching contributions may occur as a result of participants in predecessor plans that have terminated their employment with their employer.

Notes Receivable from Participants

Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 (less adjustments as required by the Internal Revenue Service (“IRS”)) or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to the Corporation’s prime lending rate plus 1 percent at the loan origination date. Principal and interest is paid ratably through payroll deductions. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

Payment of Benefits

Upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant's life expectancy, or the life expectancy of the participant and beneficiary. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and IRS regulations.

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2014 and 2013

Participant Accounts

Each participant’s individual account is credited with the participant’s contributions and allocations of matching contributions, earnings/(losses) on the account and administrative expenses. Allocations of earnings/(losses) and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Forfeitures represent nonvested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2014 and 2013, forfeited accounts totalled $13 and $14, respectively. This forfeiture can be used to reduce employer contributions. In 2014 and 2013, contributions by the employer were reduced by $30,592 and $56,493, respectively, from the forfeiture account.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Administrative Expenses and Investment-Related Fees

The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan (see Note 10). Investment-related fees are included in net appreciation of fair value of investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Cash and Cash Equivalents
Cash and cash equivalents includes interest-bearing deposits with the Corporation so that the carrying value of cash and cash equivalents approximates the fair value of these instruments.

Investment Valuation and Income Recognition

Participants may direct the investment of their contributions as well as employer matching contributions among various mutual funds, BB&T Corporation Stock, a common/collective trust, separately managed accounts consisting primarily of common stock and foreign stock, and an associate insured deposit account, each offering different degrees of risk and return. There is also a self-directed brokerage investment option for Plan participants. The Employee Benefits Plan Committee determines the Plan’s valuation policies utilizing information provided by the custodian. The Plan's investments are stated at fair value. Refer to Note 7 for disclosures of methodologies used to determine the recorded fair value of Plan investments.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Morley Stable Value Fund holds investments in fully benefit-responsive guaranteed investment contracts and synthetic guaranteed investment contracts, along with other short term investments. As such, the Statement of Net Assets Available for Benefits presents the Morley Stable Value

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2014 and 2013

Fund at fair value, based on information provided by the trust regarding the underlying investments, as well as any material adjustment from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is presented on a contract value basis. There is additional disclosure related to the Morley Stable Value Fund in Note 7.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. Dividend income on BB&T Corporation common stock is recorded on the ex-dividend date. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.

The Financial Accounting Standards Board (“FASB”) ASC Topic 820, Fair Value Measurements ("Topic 820"), provides a framework for measuring fair value which requires that an entity determine asset and liability fair values based on the exit price from the principal market for the asset or liability being measured. Fair value measurements are discussed further in Note 7.

Payment of Benefits

Benefits claims are recorded when they have been approved for payment and paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

3.   New Accounting Pronouncements

Effective January 1, 2014, the Plan adopted new guidance related to Investment Companies. The new guidance amends the criteria for an entity to qualify as an investment company and requires an investment company to measure all of its investments at fair value. The adoption of this guidance was not material to the Plan’s financial statements.

In May 2015, the FASB issued new guidance related to Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share.  This guidance modifies the disclosure requirements for certain investments in the Plan’s financial statements.  This guidance is effective for annual reporting periods beginning after December 15, 2015.  The adoption of this guidance is not expected to be material to the Plan’s financial statements.

4.    Associate Insured Deposit Account

The Plan invests in an associate insured deposit account. This is a deposit account with the Plan Sponsor.

The interest rate resets monthly based on market yields for United States Treasury Notes having a one-year maturity. The rate credited is based on the average yield as of the 30th day of each month plus fifty basis points. The crediting interest rates for the period from January 1, 2014 to December 31, 2014 ranged from .59 percent to .63 percent and the average yield rate was .62 percent. The crediting interest rates for the period from January 1, 2013 to December 31, 2013 ranged from .60 percent to .68 percent and the average yield rate was .64 percent.

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2014 and 2013

5.   Transfers (to) from Other Plans

During 2014 and 2013, BB&T Corporation authorized the transfer of participant accounts from the Plan to a plan for a divested company and from various acquired company plans into the Plan. Participant account balances, including investments and notes receivable from participants, were transferred to and from the various plans at various dates during 2014 and 2013 as follows:

2014
Precept 401(k) Plan	$12,125,654
BB&T Retirement Plan for Certain Acquired Companies	1,442,899
$13,568,553

2013
Lendmark 401(k) Plan	$(12,759,151)

6.   Investments

The following table presents the fair value of investments that represent five percent or more of the Plan's net assets in one or both years:

	2014	2013
BB&T Corporation Common Stock, 15,788,506 and
17,254,039 shares, respectively	$614,015,012	$649,003,619
Sterling Capital Select Equity Fund, 12,609,372 and
12,721,216 shares, respectively	228,103,537	200,740,790
Sterling Capital Special Opportunities Fund, 9,587,363 and
8,773,493 shares, respectively	222,714,434	185,120,708
Sterling Capital Equity Income Fund, 9,520,206 and 9,370,617
shares, respectively	177,361,443	175,792,785
Sterling Capital Total Return Bond Fund, 14,227,501 and
14,019,332 shares, respectively	152,518,811	147,062,802
Sterling Capital Mid Value Fund, 10,961,571 and 10,567,756
shares, respectively	210,900,621	206,071,257
Associate insured deposit account	171,744,219	174,295,695

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2014 and 2013

During 2014 and 2013, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	2014	2013
Net appreciation (depreciation) in fair value of investments:
BB&T Corporation common stock	$28,426,123	$152,611,258
Mutual funds	61,576,512	232,344,844
Common/collective trust	206,546	150,030
Common Stock	1,582,792	9,818,125
Foreign Stock	(154,559)	164,961
Corporate Bonds	42,321	150,073
US Government Securities	217	6,580
Other	-	64,610
	$91,679,952	$395,310,481

7.   Fair Value of Financial Instruments

Topic 820 establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Topic 820 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. Topic 820 also establishes a three-level fair value hierarchy that describes the inputs used to measure assets and liabilities. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). There have been no changes in the methodologies used at December 31, 2014 and 2013.

Level 1

Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include mutual funds, common stock and foreign stock traded on an exchange or listed market. In addition, the Plan offers a self-directed brokerage option that holds mutual funds and common stock and two separately managed accounts that primarily hold common stock and foreign stock, which are traded on an exchange or listed market.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Level 2

Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include the associate insured deposit account, common/collective trust and corporate and government bonds in the self-directed brokerage option.

The associate insured deposit account is carried at amortized cost, which approximates fair value. Refer to Note 4 for detailed disclosures related to the Plan’s investment in the associate insured deposit account.

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2014 and 2013

The fair value of the common/collective trust is based on NAV, as provided by the trustee. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participants’ transactions (purchase and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The fair value of government securities and corporate bonds are determined by closing prices at the end of the Plan year. Closing prices are obtained from third party pricing vendors. When quoted prices are unavailable, pricing vendors use various evaluation methodologies, which are based on quoted prices for securities with similar coupons, ratings, and maturities.

Level 3

Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. As of December 31, 2014 and 2013, there are no level 3 assets or liabilities.

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2014 and 2013

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements for Assets Measured on a Recurring Basis as of December 31, 2014
		Quoted Prices in Active Markets for Identical Assets and Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
BB&T common stock	$614,015,012	$614,015,012	$-	$-
Mutual funds:
Money Market Funds	96,348,578	96,348,578	-	-
Stock Funds	1,191,416,498	1,191,416,498	-	-
Index Funds	162,707,943	162,707,943	-	-
Fixed Income Funds	152,518,811	152,518,811	-	-
Life Cycle Funds	357,816,580	357,816,580	-	-
Total Mutual Funds	1,960,808,410	1,960,808,410	-	-

Common/collective trust	23,614,911	-	23,614,911	-

Self-directed investments:
Common Stock	64,449,242	64,449,242	-	-
Mutual funds	36,857,823	36,857,823	-	-
Corporate bonds	967,368	-	967,368	-
US Government Securities	4,953	-	4,953	-
	102,279,386	101,307,065	972,321	-

Separately Managed Accounts:
Common Stock	3,985,951	3,985,951	-	-
Foreign Stock	542,101	542,101	-	-
	4,528,052	4,528,052	-	-

Associate insured deposit account	171,744,219	-	171,744,219	-
Total Investments at fair value, excluding cash and cash equivalents	$2,876,989,990	$2,680,658,539	$196,331,451	$-

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2014 and 2013

	Fair Value Measurements for Assets Measured on a Recurring Basis as of December 31, 2013
		Quoted Prices in Active Markets for Identical Assets and Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
BB&T common stock	$649,003,619	$649,003,619	$-	$-
Mutual funds:
Money Market Funds	103,195,594	103,195,594	-	-
Stock Funds	1,075,635,456	1,075,635,456	-	-
Index Funds	127,441,243	127,441,243	-	-
Fixed Income Funds	147,062,802	147,062,802	-	-
Life Cycle Funds	288,250,319	288,250,319	-	-
Total Mutual Funds	1,741,585,414	1,741,585,414	-	-

Common/collective trust	16,258,668	-	16,258,668	-

Self-directed investments:
Common Stock	54,255,182	54,255,182	-	-
Mutual funds	35,386,474	35,386,474	-	-
Corporate bonds	938,800	-	938,800	-
US Government Securities	41,167	-	41,167	-
	90,621,623	89,641,656	979,967	-

Separately Managed Accounts:
Common Stock	3,514,479	3,514,479	-	-
Foreign Stock	505,350	505,350	-	-
Other	199,223	44,208	155,015	-
	4,219,052	4,064,037	155,015	-

Associate insured deposit account	174,295,695	-	174,295,695	-
Total Investments at fair value, excluding cash and cash equivalents	$2,675,984,071	$2,484,294,726	$191,689,345	$-

There were no transfers between levels during 2014 and 2013.

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2014 and 2013

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2014 and 2013:

			Redemption	Redemption
December 31,	Fair	Unfunded	Frequency (if	Notice
2014	Value	Commitments	currently eligible)	Period
Morley Stable Value Fund (a)	$23,614,911	$-	Daily	30 days

December 31,
2013
Morley Stable Value Fund (a)	$16,258,668	$-	Daily	30 days

(a) The Morley Stable Value Fund is a Collective Investment Trust maintained by Union Bond and Trust Company, the trustee. Morley Capital Management is the investment adviser. Both Union Bond and Trust Company and Morley Capital Management are wholly-owned subsidiaries of Morley Financial Services, which is a wholly owned subsidiary of the Principal Financial Group. The fund’s objective is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit responsive plan or participant payments. The fund invests in a diversified portfolio of Stable Value Investment Contracts issued by life insurance companies, banks and other financial institutions. The performance of these contracts may be predicated on underlying fixed income investments.

8.   Tax Status

The IRS has determined and informed the Plan Sponsor by letter dated November 19, 2014, that the Plan is designed in accordance with applicable sections of the IRC. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

9.   Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan document.

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2014 and 2013

10. Related Party and Party-In-Interest Transactions

Included in Plan assets are mutual funds sponsored by a subsidiary of the Corporation of $1,057,047,893 and $974,179,436 at December 31, 2014 and 2013, respectively, a BB&T interest-bearing cash account of $3,176,085 and $3,527,071 at December 31, 2014 and 2013, respectively, deposit accounts sponsored by the Corporation of $171,744,219 and $174,295,695 at December 31, 2014 and 2013, respectively, assets held in separately managed accounts that are managed by Sterling Capital, a subsidiary of the Corporation, totalling $4,528,052 and $4,219,052 at December 31, 2014 and 2013, respectively, and BB&T Corporation Common Stock of $614,015,012 and $649,003,619 at December 31, 2014 and 2013, respectively. The Plan received cash dividends of $43,685,324 and $55,270,218 on its investments in BB&T-sponsored mutual funds during 2014 and 2013, respectively, interest of $1,065,881 and $1,077,304 on the deposit account during 2014 and 2013, respectively, and cash dividends of $15,857,178 and $21,184,500 on BB&T common stock investments during 2014 and 2013, respectively.

The costs of administrative services rendered by the Corporation’s Trust Division for the years ended December 31, 2014 and 2013 were $299,265 and $297,225, respectively. The expenses paid through the Plan include only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues. In addition, there are fees charged by TD Ameritrade to participants with self-directed brokerage accounts. These fees were $162,208 and $147,034 for the years ended December 31, 2014 and 2013, respectively.

11. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

12. Subsequent Event

Effective January 2, 2015, the Plan introduced a new group of investments, the “T. Rowe Price Retirement Date Active Trusts” (Trusts) to replace the “T. Rowe Price Retirement Date Funds” (Funds) previously offered to Plan participants. The Funds were registered mutual funds. The Trusts are common/collective trusts.

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	( b )		( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
*	BB&T Corporation		Common Stock	$614,015,012

*	Sterling Capital	Total Return Bond Fund	Mutual Fund	152,518,811
*	Sterling Capital	Mid Value Fund	Mutual Fund	210,900,621
*	Sterling Capital	Select Equity Fund	Mutual Fund	228,103,537
*	Sterling Capital	Small Value Fund	Mutual Fund	65,449,047
*	Sterling Capital	Special Opportunities Fund	Mutual Fund	222,714,434
*	Sterling Capital	Equity Income Fund	Mutual Fund	177,361,443
	Federated Investors	Federated Treasury Obligations Fund	Mutual Fund	96,348,578
	Fidelity	Contrafund	Mutual Fund	65,274,002
	Vanguard	Institutional Index	Mutual Fund	137,288,941
	Vanguard	Total International Stock Index Fund	Mutual Fund	25,419,002
	Harbor	International Fund	Mutual Fund	92,104,220
	T. Rowe Price	Mid Cap Growth Fund	Mutual Fund	79,999,745
	T. Rowe Price	Retirement Income Fund	Mutual Fund	49,509,449
	T. Rowe Price	Retirement 2005 Fund	Mutual Fund	2,755,146
	T. Rowe Price	Retirement 2010 Fund	Mutual Fund	25,635,332
	T. Rowe Price	Retirement 2015 Fund	Mutual Fund	28,671,041
	T. Rowe Price	Retirement 2020 Fund	Mutual Fund	76,797,562
	T. Rowe Price	Retirement 2025 Fund	Mutual Fund	46,783,318
	T. Rowe Price	Retirement 2030 Fund	Mutual Fund	48,569,633
	T. Rowe Price	Retirement 2035 Fund	Mutual Fund	30,656,029
	T. Rowe Price	Retirement 2040 Fund	Mutual Fund	54,554,419
	T. Rowe Price	Retirement 2045 Fund	Mutual Fund	22,427,030
	T. Rowe Price	Retirement 2050 Fund	Mutual Fund	11,596,847
	T. Rowe Price	Retirement 2055 Fund	Mutual Fund	9,370,223
				$1,960,808,410

14

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	( b )		( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value

	Morley	Stable Value Fund	Common/collective trust	$23,614,911

	Plan Participants		Self-directed investments	$102,279,386

*	Notes Receivable from Participants		Participant loans (4.12% to 9% due thru April 2027)	$51,294,155

*	BB&T Corporation		Cash and Cash Equivalents	$3,176,085

*	BB&T Corporation		Associate insured deposit account	$171,744,219

Investments in Separately Managed Accounts
	AAR CORP		Common Stock	8,834
	AGL RES INC		Common Stock	7,522
	AG MORTGAGE INVESTMENT TRUST		Common Stock	8,542
	AOL INC		Common Stock	8,311
	ARC DOCUMENT SOLUTIONS INC		Common Stock	5,202
	ABERCROMBIE & FITCH CO CL A		Common Stock	5,327
	AECOM TECHNOLOGY CORP		Common Stock	5,922
	ALASKA AIR GROUP INC		Common Stock	11,713
	ALTISOURCE RESIDENTIAL CORP		Common Stock	8,361
	AMERCO		Common Stock	7,675

15

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	AMERICAN EQUITY INVESTMENT LIFE	Common Stock	15,062
	AMERICAN FINANCIAL GROUP INC	Common Stock	7,286
	AMKOR TECHNOLOGY INC	Common Stock	6,397
	AMTRUST FINANCIAL SERVICES INC	Common Stock	10,013
	THE ANDERSONS INC	Common Stock	8,662
	ANWORTH MORTGAGE ASSET CORP	Common Stock	8,689
	ARLINGTON ASSET INVESTMENT CORP	Common Stock	8,302
	ARROW ELECTRONICS INC	Common Stock	7,120
	ASSOCIATED ESTATE REALITY CP	Common Stock	12,766
	ATLANTIC TELE-NETWORK INC	Common Stock	8,922
	ATLAS AIR WORLDWIDE HOLDINGS	Common Stock	9,712
	ATMOS ENERGY CORP	Common Stock	7,692
	BANK OF MARIN BANCORP/CA	Common Stock	2,892
	BARNES & NOBLE	Common Stock	9,149
	BARRETT BUSINESS SVCS INC	Common Stock	1,507
	W.R. BERKLEY CORP	Common Stock	7,689
	BIG LOTS INC	Common Stock	6,443
	BLOUNT INTL INC	Common Stock	8,029
	AMERICAN CAPITAL MTG INVESTMENT	Common Stock	9,194
	APOLLO COMMERCIAL REAL ESTATE	Common Stock	7,951
	APOLLO RESIDENTIAL MORTGAGE INC	Common Stock	8,216
	ARCBEST CORP	Common Stock	12,520
	ARRIS GROUP INC	Common Stock	7,910
	ASSURANT INC	Common Stock	7,459
	AVISTA CORP	Common Stock	13,822
	BENCHMARK ELECTRONICS	Common Stock	10,303
	BRIGGS & STRATTON CORP	Common Stock	5,697
	BROCADE COMMUNICATIONS SYSYEM	Common Stock	9,342

16

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	BROOKS AUTOMATION INC	Common Stock	9,639
	BROWN SHOE COMPANY INC.	Common Stock	9,967
	BUILD-A-BEAR WORKSHOP INC	Common Stock	7,337
	CABOT CORP	Common Stock	5,439
	CAMBREX CORPORATION	Common Stock	6,810
	CATHAY GENERAL BANCORP	Common Stock	11,592
	CATO CORP CL A	Common Stock	11,136
	CHEMICAL FINANCIAL CORP	Common Stock	10,418
	CHESAPEAKE UTILS CORP	Common Stock	4,519
	CIRRUS LOGIC	Common Stock	10,324
	COMMUNITY HEALTH SYSTEMS INC	Common Stock	7,495
	COMMUNITY TR BANCORP INC	Common Stock	4,283
	COOPER TIRE & RUBBER CO.	Common Stock	13,167
	CREDIT ACCEPTANCE CORP	Common Stock	4,911
	DST SYSTEMS INC	Common Stock	5,178
	DANA HOLDINGS CORPORATION	Common Stock	10,109
	DELUXE CORPORATION	Common Stock	12,014
	DEVRY INC	Common Stock	8,022
	DIME COMM BANK	Common Stock	9,052
	DILLARD DEPT STORES INC	Common Stock	9,389
	DOMTAR CORPORATION	Common Stock	6,355
	R.R. DONNELLEY & SONS	Common Stock	6,218
	DUCOMMUN INC	Common Stock	4,298
	EBIX INC.	Common Stock	6,745
	ECHOSTAR HOLDING CORP A	Common Stock	7,665
	EL PASO ELEC CO COM NEW	Common Stock	11,537
	EMPIRE DISTRICT ELECTRIC COMPANY	Common Stock	11,093
	EMPLOYERS HOLDINGS INC	Common Stock	8,981

17

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	ENTERPRISE FINANCIAL SERVICES	Common Stock	3,157
	FAIRCHILD SEMICONDUCTOR	Common Stock	12,643
	FIDELITY SOUTHERN	Common Stock	8,925
	FIRST MERCHANTS CORPORATION	Common Stock	6,507
	1ST SOURCE CORPORATION	Common Stock	9,401
	FLAGSTAR BANCORP INC	Common Stock	5,301
	FLUSHING FINANCIAL CORP	Common Stock	3,730
	GLATFELTER P.H. CO.	Common Stock	6,367
	GRAFTECH INTERNATIONAL LTD	Common Stock	4,422
	GRAPHIC PACKAGING HOLDING CO	Common Stock	7,668
	GREAT PLAINS ENERGY INC	Common Stock	7,841
	GREEN PLAINS RENEWABLE ENERGY	Common Stock	11,126
	THE GREENBRIAR COMPANIES INC	Common Stock	10,262
	HCC INSURANCE HOLDINGS	Common Stock	7,493
	HANMI FINANCIAL CORP	Common Stock	6,783
	HANOVER INSURANCE GROUP INC	Common Stock	8,344
	HAWAIIAN HOLDINGS INC	Common Stock	16,073
	HEALTHSOUTH CORP	Common Stock	8,154
	HEIDRICK & STRUGGLES INTL INC	Common Stock	9,059
	HILL-ROM HOLDINGS INC	Common Stock	7,254
	HORACE MANN EDUCATORS CORP	Common Stock	10,518
	HUNTINGTON INGALLS INDUSTRIES	Common Stock	7,760
	HUNTSMAN CORPORATION	Common Stock	6,697
	IDACORP INC	Common Stock	16,746
	INGLES MARKETS INCORPORATED	Common Stock	6,120
	INGREDION INC	Common Stock	5,599
	JABIL CIRCUIT INC	Common Stock	2,685

18

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	JETBLUE AWYS CORP COM	Common Stock	23,853
	KORN/FERRY INTERNATIONAL	Common Stock	8,139
	LANNETT COMPANY INC	Common Stock	4,502
	LATTICE SEMICONDUCTOR CORP	Common Stock	4,472
	LEAR CORP	Common Stock	9,808
	LEXMARK INTERNATIONAL INC CLASS	Common Stock	8,419
	MAGELLAN HEALTH SERVICES INC	Common Stock	10,205
	MINERALS TECHNOLOGY	Common Stock	11,876
	MODINE MFG CO.	Common Stock	7,575
	MONARCH CASINO & RESORT	Common Stock	1,858
	MURPHY USA INC.	Common Stock	9,847
	NAVIGATORS GROUP INC	Common Stock	10,268
	NEENAH PAPER INC	Common Stock	8,920
	NEW JERSEY RESOURCES CORP	Common Stock	15,055
	NEW YORK MORTGAGE TRUST INC	Common Stock	7,841
	NEWPORT CORPORATION	Common Stock	6,574
	NORTHWEST PIPE COMPANY	Common Stock	6,566
	NUVASIVE INC	Common Stock	15,846
	OSI SYSTEMS INC	Common Stock	9,837
	OLD REPUBLIC INTERNATIONAL CORP.	Common Stock	6,028
	ORBITAL SCIENCES CORP	Common Stock	10,971
	OUTERWALL INC	Common Stock	7,672
	OVERSTOCK.COM	Common Stock	6,941
	PHH CORP	Common Stock	9,895
	PARKER DRILLING COMPANY	Common Stock	599
	PATTERSON UTI ENERGY INC 080101	Common Stock	4,844
	PENN NATIONAL GAMING INC.	Common Stock	6,426

19

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	PERICOM SEMICONDUCTOR CORP	Common Stock	8,083
	PHOTRONICS INC	Common Stock	5,302
	PIONEER ENERGY SERVICES CORP	Common Stock	2,698
	PIPER JAFFRAY COS	Common Stock	9,933
	PITNEY BOWES INC	Common Stock	7,408
	PORTLAND GENERAL ELECTRIC CO	Common Stock	12,446
	POST PROPERTIES INC	Common Stock	7,346
	RADIAN GROUP INC	Common Stock	14,630
	REGIS CORPORATION	Common Stock	8,983
	REINSURANCE GRP OF AMER OF	Common Stock	7,973
	REX STORES CORPORATION	Common Stock	10,659
	RITE-AID	Common Stock	3,158
	RUBY TUESDAY INC	Common Stock	7,770
	RUTH'S HOSPITALITY GROUP INC.	Common Stock	4,935
	SJW CORP	Common Stock	8,865
	SANDERSON FARMS INC	Common Stock	7,058
	SANMINA CORP	Common Stock	14,918
	SCHWEITZER MAUDUIT INTL INC	Common Stock	6,472
	SCIENCE APPLICATIONS INTE	Common Stock	8,618
	SELECTIVE INS GRP INC	Common Stock	11,248
	SKYWEST INC	Common Stock	7,437
	STANCORP FINANCIAL GROUP INC	Common Stock	9,291
	STANDARD MTR PRODS INC	Common Stock	7,662
	STRAYER EDUCATION INC	Common Stock	10,771
	SYKES ENTERPRISES INC	Common Stock	10,585
	TAKE-TWO INTERACTIVE SOFTWRE	Common Stock	12,922
	THE TIMKEN COMPANY	Common Stock	7,554
	TOWER INTERNATIONAL INC	Common Stock	6,362

20

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	TRIPLE S MANAGEMENT CORP	Common Stock	8,608
	TRUSTMARK CORP	Common Stock	11,779
	UNIFI INC	Common Stock	9,484
	UNITED FIRE GROUP INC	Common Stock	3,300
	UNITED INSURANCE HOLDINGS CO	Common Stock	11,875
	UNITED STATES STEEL CORPORATION	Common Stock	6,899
	UNIVERSAL ELECTRONICS INC	Common Stock	7,804
	VISHAY INTERTECHNOLOGY	Common Stock	6,622
	WSFS FINANCIAL CORP	Common Stock	9,227
	WABASH NAT'L CORP	Common Stock	8,467
	WASHINGTON FEDERAL INC	Common Stock	6,401
	WEBSTER FINANCIAL CORP	Common Stock	14,769
	WEIGHT WATCHERS INTL INC	Common Stock	6,806
	WEST CORPORATION	Common Stock	9,570
	WESTERN REFINING INC	Common Stock	1,738
	WESTMORELAND COAL	Common Stock	4,782
	WORLD ACCEPTANCE CORP	Common Stock	5,482
	ZIONS BANCORPORATION	Common Stock	5,930
	CNO FINANCIAL GROUP INC	Common Stock	16,445
	HCI GROUP INC	Common Stock	8,605
	ARGAN INC	Common Stock	7,535
	CRA INTERNATIONAL INC	Common Stock	9,763
	CVR ENERGY INC	Common Stock	7,200
	CYS INVESTMENTS INC.	Common Stock	11,013
	CABLEVISION SYS CORP.	Common Stock	7,596
	CAPSTEAD MORTGAGE CORP. NEW	Common Stock	9,112
	CENTENE CORP	Common Stock	11,216
	CHATHAM LODGING TRUST	Common Stock	10,922

21

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	CHIMERA INVESTMENT CORPORATION	Common Stock	6,697
	CLEARWATER PAPER CORP	Common Stock	7,472
	CLOUD PEAK ENERGY INC.	Common Stock	5,021
	CUSTOMERS BANCORP INC.	Common Stock	8,640
	DYNEX CAPITAL INC	Common Stock	8,234
	EARTHLINK HOLDINGS CORP	Common Stock	7,050
	EAST WEST BANCORP INC	Common Stock	7,781
	EXTERRAN HOLDINGS INC	Common Stock	3,291
	FBL FINANCIAL GROUP INC - CL A	Common Stock	10,736
	FBR CAPITAL MARKETS CORP	Common Stock	7,008
	FEDERATED NATIONAL HOLDING CO	Common Stock	7,272
	FIRST NBC BANK HOLDING COMPANY	Common Stock	8,835
	GAMESTOP CORPORATION CL A	Common Stock	6,794
	GRAMERCY PROPERTY TRUST INC	Common Stock	10,343
	HEALTH NET INC	Common Stock	7,869
	HHGREGG INC	Common Stock	2,528
	INSIGHT ENTERPRISES	Common Stock	10,796
	INTELIQUENT INC	Common Stock	9,540
	INVESTMENT TECH GROUP INC	Common Stock	9,619
	IRIDIUM COMMUNICATIONS INC	Common Stock	10,725
	KADANT INC. COM	Common Stock	3,671
	KAPSTONE PAPER AND PACKAGING	Common Stock	7,796
	LIFEPOINT HOSPITALS INC	Common Stock	8,557
	MFA MORTGAGE INVESTMENTS INC.	Common Stock	6,696
	MYR GROUP INC	Common Stock	6,192
	MARRIOTT VACATIONS WORLDWIDE	Common Stock	15,206
	MATSON INC-W/I ALEXANDER &	Common Stock	11,944
	MERITOR INC	Common Stock	9,635

22

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	MOLINA HEALTHCARE INC	Common Stock	7,762
	NAVIGANT CONSULTING INC	Common Stock	5,349
	NELNET INC CL A	Common Stock	11,536
	NEW RESIDENTIAL INVESTMENT CORP	Common Stock	11,940
	OFG BANCORP	Common Stock	7,842
	ORITANI FINANCIAL CORPORATION	Common Stock	9,486
	PBF ENERGY INC.	Common Stock	7,459
	PACIFIC ETHANOL INC NEW	Common Stock	5,310
	PENNYMAC MORTGAGE INVESTMENT	Common Stock	10,882
	PILGRIM'S PRIDE CORP	Common Stock	14,165
	POLYCOM INC COM	Common Stock	4,509
	PRIMERICA INC	Common Stock	15,627
	PROASSURANCE CORP	Common Stock	5,915
	RPX CORP	Common Stock	5,774
	RENEWABLE ENERGY GROUP INC	Common Stock	6,010
	RESOLUTE FOREST PRODUCTS	Common Stock	10,830
	RESOURCE CAPITAL CORP	Common Stock	6,602
	SAFETY INSURANCE GROUP INC	Common Stock	10,498
	SAIA INC.	Common Stock	7,418
	SELECT INCOME REIT	Common Stock	9,495
	SELECT MEDICAL HOLDINGS CORP	Common Stock	7,632
	SPRINGLEAF HOLDINGS INC	Common Stock	9,404
	STARZ-LIBERTY CAPITAL	Common Stock	7,603
	SYMETRA FINANCIAL CORP	Common Stock	14,383
	SYNOVUS FINANCIAL CORP	Common Stock	7,179
	TWO HARBORS INVESTMENT	Common Stock	7,194
	UNITED COMMUNITY BANK INC	Common Stock	9,148
	UNITED THERAPEUTICS CORP DEL COM	Common Stock	7,251

23

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	UNIVERSAL INSURANCE HOLDINGS INC	Common Stock	14,111
	VAALCO ENERGY INC	Common Stock	1,810
	WALKER & DUNLOP INC	Common Stock	8,612
	WESTAR ENERGY INC. STOCK	Common Stock	8,413
	WESTERN ASSET MORTGAGE CAPITAL	Common Stock	8,482
	WINTRUST CORP	Common Stock	11,176
	EQUITY WEALTH	Common Stock	5
	MARVELL TECHNOLOGY GROUP LTDORD	Common Stock	2,465
	FIRST BANCORP PUERTO RICO	Foreign Stock	9,363
	AGRO GROUP INTERNATIONAL	Foreign Stock	12,092
	ASPEN INSURANCE HOLDINGS LIMITED	Foreign Stock	7,310
	ASSURED GUARANTY LTD	Foreign Stock	8,057
	AXIS CAPITAL HOLDINGS LTD	Foreign Stock	7,204
	ENDURANCE SPECIALTY HOLDINGS LTD	Foreign Stock	8,916
	ENSTAR GROUP LTD	Foreign Stock	10,855
	FABRINET	Foreign Stock	5,056
	MAIDEN HOLDINGS LTD	Foreign Stock	9,337
	MONTPELIER RE HOLDINGS LTD	Foreign Stock	12,179
	NABORS INDUSTRIES LTD. COMMON	Foreign Stock	4,919
	HOME LOAN SERVICING SOLUTIONS	Foreign Stock	9,819
	PARTNERRE HOLDINGS LTD	Foreign Stock	7,647
	RENAISSANCE HOLDINGS LTD COMMON	Foreign Stock	7,583
	VALIDUS HOLDINGS LTD	Foreign Stock	7,398
	ALLIED WORLD ASSURANCE COMPANY	Foreign Stock	7,167
	AVG TECHNOLOGIES	Foreign Stock	1,678
	BANCO LATINOAMERICANO DE	Foreign Stock	9,241
	AGCO CORPORATION	Common Stock	29,380
	ANNALY CAPITAL MANAGEMENT	Common Stock	58,374

24

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	ANTHEM INC	Common Stock	72,260
	ASCENA RETAIL GROUP INC	Common Stock	58,906
	BECTON DICKINSON & CO.	Common Stock	67,632
	CHEMTURA CORP	Common Stock	47,605
	CHICO'S FAS INC	Common Stock	47,009
	CIVEO CORP	Common Stock	11,303
	DST SYSTEMS INC	Common Stock	30,599
	DICE HOLDINGS INC	Common Stock	34,995
	E TRADE FINANCIAL CORP	Common Stock	102,962
	FIDELITY NATIONAL INFORMATION SERVICES INC	Common Stock	58,468
	FIDELITY NATIONAL FNFV GROUP	Common Stock	9,838
	GLOBAL PAYMENTS INC	Common Stock	60,548
	HERTZ GLOBAL HOLDINGS INC	Common Stock	38,034
	INTERPUBLIC GROUP	Common Stock	71,137
	KNOWLES CORP	Common Stock	59,464
	KOHLS CORP	Common Stock	77,521
	LABORATORY CORP OF AMERICAN HOLDINGS	Common Stock	68,517
	LEUCADIA NATIONAL CORP	Common Stock	103,782
	LINCOLN NATIONAL CORP.	Common Stock	57,670
	MARKEL CORPORATION	Common Stock	103,792
	MICROSTRATEGY INC CL A	Common Stock	44,822
	NCR CORP NEW	Common Stock	36,425
	NEUSTAR INC	Common Stock	9,730
	NEWS CORP NEW CL B	Common Stock	74,194
	OMNICOM GROUP	Common Stock	110,007
	T ROWE PRICE GROUP INC	Common Stock	51,516
	RAYONIER ADVANCED MATERIALS	Common Stock	26,203
	RYMAN HOSPITALITY PROPERTIES INC	Common Stock	63,288

25

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	SYMANTEC CORP	Common Stock	42,331
	TETRA TECH INC	Common Stock	46,752
	II-VI INC	Common Stock	31,395
	UNIVERSAL TECHNICAL INSTITUTE INC	Common Stock	8,915
	VIACOM INC	Common Stock	41,764
	WESTERN UNION COMPANY	Common Stock	42,536
	ZIMMER HOLDINGS INC	Common Stock	51,606
	UTI WORLDWIDE INC	Common Stock	28,087
	ASPEN INSURANCE HOLDINGS LIMITED	Foreign Stock	45,959
	ASSURED GUARANTY LTD	Foreign Stock	37,530
	COVIDIEN PLC	Foreign Stock	72,107
	ENDURANCE SPECIALTY HOLDINGS LTD	Foreign Stock	85,272
	ENSTAR GROUP LTD	Foreign Stock	55,040
	WILLIS GROUP HOLDINGS	Foreign Stock	100,374
			4,528,052

			$2,931,460,230

*	Party in interest
Cost is omitted because plan investments are participant-directed.

26

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the BB&T Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BB&T Corporation 401(k) Savings Plan

June 25, 2015

/s/ Steven L. Reeder

Senior Vice President & Benefits Manager